SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2008
Commission File Number

(Exact name of registrant as specified in its charter)

QUILMES INDUSTRIAL (QUINSA) SOCIÉTÉ ANONYME
(Translation of Registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quilmes Industrial (Quinsa) S.A.

84, Grand-Rue, L-1660 Luxembourg
Tel.: (352) 47 38 85 - Fax (352) 22 60 56

CONTACT:
Guillermo Zuzenberg
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846

FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
OUTCOME OF ITS ORDINARY GENERAL MEETING

Luxembourg - June 30, 2008- Quilmes Industrial (QUINSA) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) announced today the outcome of its Ordinary General Meeting for the financial year ended December 31, 2007 that took place in Luxembourg on June 27, 2008.

The Ordinary General Meeting heard the report of the Board of Directors and the reports of the statutory and independent auditors for the financial year 2007 and approved the annual consolidated and unconsolidated accounts for the year ended December 31, 2007.

The General Meeting also approved the dividend distribution for the year ended December 31, 2007. July 15, 2008 will be the date for payment of the dividend of US$0.069185 net per share to all holders of Class A shares and of the dividend of US$0.691850 net per share to all holders of Class B shares tendering coupon N° 16. Dividends will be paid to the holders of record as of July 15, 2008.

The Meeting renewed the mandate of Mr. Victorio Carlos de Marchi.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by AmBev.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile. Further, pursuant to Quinsa’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

Quinsa also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing Quinsa’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

ABOUT AMBEV

AmBev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma and Antarctica. AmBev also produces and distributes soft drink brands such as Guaraná Antarctica, and has franchise agreements for Pepsi soft drinks, Gatorade and Lipton Ice Tea. AmBev has been present in Argentina since 1993 through Brahma.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2008

By:	/s/ MIGUEL GOMEZ EIRIZ

MIGUEL GOMEZ EIRIZ
Chief Financial Officer

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.